The Fund held their annual meeting of shareholders on December 19, 2012. Common/Preferred shareholders voted as indicated below:

                                                                  Withheld
Common shareholders voted as                Affirmative           Authority
indicated below:
Re-election of Hans W. Kertess+		         2,453                   49
Class I to serve until 2015

Re-election of William B Ogden,IV            8,919,625              348,007
Class I to serve until 2015

Re-election of Alan Rappaport                8,919,625              348,007
Class I to serve until 2015

The other members of the Board of Trustees at the time of the meeting, Messrs. Bradford K. Gallagher, James A. Jacobson+, Deborah A. DeCotis and John C. Maney++ continued to serve as Trustees of the Fund.

+ Preferred Shares Trustee
++ Interested Trustee